Sparx Holdings Group, Inc.
Statements of Cash Flows

		Year Ended June 30, 2023		Year Ended June 30, 2022
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss	$	(47,685)	$	(5,743)
Adjustment to reconcile net loss to net cash used in operating activities:				
Expenses contributed to capital		27,303		9,493
Share-based compensation		16,000		-
Changes in current assets and liabilities:				
Accrued expenses		600		(3,750)
Net cash used in operating activities		(3,782)		-
CASH FLOWS FROM FINANCING ACTIVITIES:				
Cash from the sale of common shares	$	100,000	$	-
Cash contributions to the Company from related party		4,001		-
Net cash provided by financing activities		104,001		-
Net change in cash	$	100,219	$	-
Beginning cash balance		-		-
Ending cash balance	$	100,219	$	-
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:				
Interest paid	$	-	$	-
Income taxes paid	$	-	$	-

The accompanying notes are an integral part of these financial statements.